Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Cantor Fitzgerald & Co.

499 Park Avenue

New York, New York 10022

August 6, 2019

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ruairi Regan
David Link

Re:	Thunder Bridge Acquisition II, Ltd. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-232688)

Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of Thunder Bridge Acquisition II, Ltd. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on August 8, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated August 5, 2019:

(i)	Dates of distribution: August 5, 2019 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 2

(iii)	Number of prospectuses furnished to underwriters, dealers, institutions and others: approximately 250

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Ray Yousefian
Name: Ray Yousefian
Title: Vice President

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Head of I.B.

[Signature Page to Acceleration Request Letter]